SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the date of December 23, 2002


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)


          QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]      Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - _________.



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                                EXPLANATORY NOTE

On December 23, 2002, Yell Group issued a press release announcing the signing of a definitive agreement for the (euro)69 million acquisition of National Directory Company. A copy of the press release is attached to this report.






















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                                  EXHIBIT INDEX


Exhibit no.                                 Description
-----------                                 -----------

   99.1 Press release dated December 23, 2002, regarding the signing by Yell Group of a definitive agreement for the(euro)69 million acquisition of National Directory Company.























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                                                                          YELL

                                                             DECEMBER 23, 2002


        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE


        YELL EXPANDS IN WESTERN UNITED STATES WITH $69 MILLION PURCHASE
                          OF NATIONAL DIRECTORY COMPANY



Yell, the international directories business, today announced further US expansion with the signing of a definitive agreement for the $69 million acquisition of National Directory Company(NDC) - a leading independent publisher of yellow pages in the Western United States. The transaction is expected to close by the end of the year.

NDC, founded in 1982, publishes 48 directories including 30 in Southern California, 14 in Arizona and four in New Mexico and will be consolidated with Yell's US directory arm, Yellow Book. The move further strengthens Yell's position as a leading independent directory publisher in the United States.

The purchase from affiliates of private equity firm Three Cities Research, Inc. gives Yellow Book a significant profile in the service-based markets in which NDC operates. Following Yell's purchase earlier this year of McLeodUSA Media Group, the NDC acquisition means Yellow Book has a presence in 40 US states and Washington DC.





                       Yell Group plc. Registered Office:
                Queens Walk, Oxford Road, Reading, Berkshire RG1
                    7PT. Registered in England No. 4180320.


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For the year to December 2002, NDC is expected to report revenue of around $53 million and EBITDA(earnings before interest, tax, depreciation and amortisation) of $8.7 million.

John Condron, chief executive of Yell, said: " This acquisition is an important step for Yellow Book in extending its footprint in market areas where we are under-represented. We will quickly integrate the business under Yell best practice and its brands, building on our successful integration of McLeodUSA Media Group with Yellow Book."

" As well as giving us opportunities to grow revenue and profitability by developing the books, the acquisition of NDC will put us in a strong position to participate in further consolidation in fragmented markets."




NOTES TO EDITORS

YELL GROUP
Yell is an international directories business operating in the classified advertising market through printed and online media. Yell's products in the UK include the Yellow Pages and Business Pages directories, Yell.com, Talking Pages and Yell Data and in the US, Yellow Book.




                                       2
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FOR FURTHER INFORMATION

YELL
Media:
Jon Salmon    Office: +44 (0) 118 950 6656 Mobile: +44 (0) 7801 977340
jon.salmon@yellgroup.com

Investor Relations:
Jill Sherratt     Office: +44 (0) 118 950 6984 Mobile: +44 (0) 7764 879808
jill.sherratt@yellgroup.com



CITIGATE DEWE ROGERSON
Anthony Carlisle Office: +44 (0) 20 7638 9571 Mobile: +44 (0) 7973 611888














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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: December 23, 2002


                                           YELL FINANCE B.V.
                                           (Registrant)

                                           By: /s/ John Davis
                                               -------------------------------
                                               Name: John Davis
                                               Title: Chief Financial Officer